Investindustrial Acquisition Corp.

Suite 1, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB

United Kingdom

November 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	Investindustrial Acquisition Corp.

Registration Statement on Form S-1

File No. 333-249462

Ladies and Gentlemen:

On November 13, 2020, Investindustrial Acquisition Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Eastern Time, on November 17, 2020, or as soon thereafter as practicable.

The Company hereby withdraws such request.

Sincerely,

/s/ Roberto Ardagna
Roberto Ardagna Chief Executive Officer